EXHIBIT 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unit Holders, Sponsor and Trustee of

Tax Exempt Securities Trust:

We consent to the use of our report dated January 13, 2006, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of Intermediate Term Trust 70, National Trust 378 (Insured), Massachusetts Trust 79 and New York Trust 236), including the portfolios of securities, as of September 30, 2005, and the related statements of operations and changes in net assets for the year ended September 30, 2005 and for the period from October 16, 2003 (initial date of deposit) to September 30, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

January 13, 2006